ZEISS CARL ZEISS MEDITEC

RECEIVED
2007 OCT 15 P 1:

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105
Fax: +49 (0) 36 41/220-117
e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Investor Relations
Your contact: Jens Brajer

07027266

Our ref.: JB/Mtr
Date: 2007-10-02

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following document that was released to our shareholders:

Type of document	Date of release
Press Release	2007-10-02

Best regards,

Carl Zeiss Meditec AG
i. V. i. A.

Jens Brajer
Director Investor Relations

Mandy Pfeil
Assistant Investor Relations

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

dw 10/17

CARL ZEISS MEDITEC

Carl Zeiss Meditec: Acri.Tec takeover closed

Acquisition rounds off product portfolio for innovative implants – Market position in Germany considerably stronger

Jena, 02 October 2007 – Medical technology provider Carl Zeiss Meditec AG (ISIN: DE 0005313704), listed on the TecDAX of German Stock Exchange, announced today that the recently announced acquisition of Acri.Tec AG has been closed yesterday afternoon. The corresponding contractually agreed conditions, which included the approval of the German anti-trust authority, have been fulfilled.

"Now that the formal conditions have been fulfilled, we will be focusing all our efforts on integrating Acri.Tec into Carl Zeiss Meditec," said Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG. "We want to achieve our goal of an uniform market presence as quickly as possible."

Acri.Tec AG, which generated sales revenues in financial year 2006 to the amount of € 15.4 million, specialises in innovative implants for ophthalmic surgery (intraocular lenses, IOL) and other products (viscoelastic solutions and products for vitreoretinal surgery).

The two companies' products complement each other extremely well. This acquisition will expand Carl Zeiss Meditec's offering in the rapidly-growing ophthalmic surgery segment. It now covers the entire spectrum of intraocular lenses – ranging from simple monofocal intraocular lenses for the treatment of cataracts to technologically sophisticated multifocal and micro-incision lenses for refractive surgery. Carl Zeiss Meditec is also a leading global provider of ophthalmic devices for the diagnosis, treatment and aftercare of cataracts. Furthermore, the acquisition of Acri.Tec will strengthen Carl Zeiss Meditec's business in Germany into the long-term. "The acquisition of Acri.Tec shows that we are consistently developing our

Press Release

CARL ZEISS MEDITEC

market position in ophthalmic surgery and continuing to make investments here. That will remain so in the future: Building on our wider foundations, we will significantly accelerate our innovation in this area. This acquisition is another important milestone in the expansion of our position in ophthalmology which, in addition to neuro- and ENT surgery, represents one of the key pillars of Carl Zeiss Meditec's business", concludes Krauss.

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Press Release

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activitiy: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye diseases: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and follow-up. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyzer, the Stratus OCT™ and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of **neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualisation solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of our innovative performance in the area of microsurgery is the OPMI Pentero® visualisation system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualisation systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

An aging global population, rising expectations of doctors and patients, together with innovative treatment methods in medical technology are expected to promote market growth in the long term. Carl Zeiss Meditec holds an optimum position for future developments in the health sector. The company focuses its solution portfolio on the three medical challenges with a significant social and economic impact: loss of mobility, vision and cognitive abilities. The goal is to deliver technologies and application-oriented solutions that allow doctors to improve the quality of life of their patients and to further improve the efficiency of diagnosis and treatment.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Meditec Surgical GmbH and Carl Zeiss Meditec Vertriebsgesellschaf mbH), the USA (Carl Zeiss Meditec, Inc., Dublin California), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid) and France (Ioltech SAS, La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

ZEISS CARL ZEISS MEDITEC

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Jens Brajer/ Director Investor Relations
Goeschwitzer Straße 51-52
07745 Jena, Germany

Telefon: +49 (0) 36 41 - 2 20 - 1 05
Telefax: +49 (0) 36 41 - 2 20 - 1 17

E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

END

Press Release